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                             October 12, 2023

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed September 28,
2023
                                                            File No. 333-263602

       Dear Shaofang Weng:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       General

   1. Your revised disclosure in response to prior comment 1 does not fully address the issues raised therein and we
reissue the comment. We note the changes you made to your
                                                        disclosure appearing on
the cover page, Prospectus Summary and Risk Factor sections
                                                        relating to legal and
operational risks associated with operating in China and PRC regulations. It is
unclear to us that there have been changes in the regulatory environment in the PRC since the
amendment that was filed on June 7, 2023, warranting revised disclosure to mitigate
the challenges you face and related disclosures. The Sample Letters to China-Based
Companies sought specific disclosure relating to the risk that the PRC government may
intervene in or influence your operations at any time, or may exert
 Shaofang Weng
Planet Image International Ltd
October 12, 2023
Page 2
       control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) as defined in Securities
       Act Rule 405 means    the possession, direct or indirect, of the power
to direct or cause the
       direction of the management and policies of a person, whether through the ownership of
       voting securities, by contract, or otherwise.    The Sample Letters also
sought specific
       disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 7, 2023.
       Please contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameShaofang Weng
                                                             Division of
Corporation Finance
Comapany NamePlanet Image International Ltd
                                                             Office of Energy &
Transportation
October 12, 2023 Page 2
cc:       Cindy Li, Esq.
FirstName LastName